(d)(1)(i)

May 1, 2018

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the sub-advisory agreement, dated June 7, 2011, as amended, between Directed Services LLC (“DSL”)(1), and Voya Investment Management Co. LLC (“VIM”) (the “Sub-Advisory Agreement”), the sub-advisory fee for Voya Global Bond Portfolio (the “Portfolio”) was reduced on January 21, 2011, in connection with the sub-adviser change to VIM.  On May 1, 2017, a new Sub-Advisory Agreement was executed between VIM and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2018 through May 1, 2019.  The Reduction shall be calculated as follows:

Reduction = 50% x (the sub-advisory fee rate for the Portfolio prior to January 21, 2011 — the sub-advisory fee rate for the Portfolio after January 21, 2011)

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Directors of Voya Partners, Inc.

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(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager to the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Partners, Inc.
(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President